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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                       AMENDMENT NO. 3 -- FINAL AMENDMENT

                                       TO

                                 SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                      AND


                       AMENDMENT NO. 1 -- FINAL AMENDMENT


                                       TO


                                  SCHEDULE 13D


                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                            ------------------------

                                CYBERMEDIA, INC.
                           (NAME OF SUBJECT COMPANY)

                           NETWORKS ASSOCIATES, INC.
                           CYCLONE ACQUISITION CORP.
                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   23249P107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                PRABHAT K. GOYAL
                            CHIEF FINANCIAL OFFICER
                            NETWORK ASSOCIATES, INC.
                              3965 FREEDOM CIRCLE
                             SANTA CLARA, CA 95054
                                 (408) 988-3832
                            ------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                            DENNIS C. SULLIVAN, ESQ.
                             BRADLEY J. ROCK, ESQ.
                        GRAY CARY WARE & FREIDENRICH LLP
                              400 HAMILTON AVENUE
                              PALO ALTO, CA 94301
                                 (650) 328-6561
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
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          CUSIP NO. 23249P107                                                                                 14D-1
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
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         1        NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  NETWORKS ASSOCIATES, INC. 77-0316593
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                                   (b) [X]
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS
                  WC; 00
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         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(e) or 2(f)                                       [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
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         7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  12,615,194 (excluding shares tendered by guaranteed
                  delivery)
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         8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                  CERTAIN SHARES                                                       [ ]
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         9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  92.45% (excluding shares tendered by guaranteed delivery)
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         10       REPORTING PERSON
                  CO
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     This Amendment No. 3 to the Tender Offer Statement on Schedule 14D-1 dated
August 3, 1998 (the "Schedule 14D-1") and Amendment No. 1 to the Schedule 13D
filed with the Securities and Exchange Commission on August 7, 1998 relates to the offer by Cyclone Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Networks Associates, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common
Stock, par value $0.01 per share (collectively, the "Shares"), of CyberMedia,
Inc., a Delaware corporation (the "Company"), at a price of $9.50 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1998 (the
"Offer to Purchase"), and the related Letter of Transmittal (the "Letter of
Transmittal," which together with the Offer to Purchase, constitutes the
"Offer"). Capitalized terms used and not otherwise defined herein have the meanings given such terms in the Offer to Purchase.



ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     Item 6 is hereby amended and supplemented by addition of the following information thereto:



          At 8:00 p.m., New York City time on September 9, 1998, the Offer expired. A total of approximately 13,361,481 Shares were tendered and accepted for payment (including shares tendered by guaranteed delivery) pursuant to the Offer, representing approximately 97.92 percent of the Shares outstanding.



          Parent in the manner and on the terms described in the Offer to Purchase completed its acquisition of the remaining outstanding Shares by merging Purchaser into the Company effective at 6:30 p.m. EDT on September
     10, 1998.

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                                   SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          NETWORKS ASSOCIATES, INC.

                                          By:     /s/ WILLIAM L. LARSON
                                            ------------------------------------
                                            William L. Larson
                                            Chief Executive Officer
                                            and Chairman of the Board

                                          CYCLONE ACQUISITION CORP.

                                          By:     /s/ RICHARD HORNSTEIN
                                            ------------------------------------
                                            Richard Hornstein
                                            President


Dated: September 11, 1998